# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rapid Micro Biosystems, Inc., CIK 0001380106
CUSIP: 75340L104
Title of class of securities: Class A common stock, $0.01 par value per share
Address of issuer's principal executive offices: 25 Hartwell Avenue, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001647491

## Reporting persons
- Longitude Capital Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,529,245; sole dispositive power 0; shared dispositive power 3,529,245; aggregate amount beneficially owned 3,529,245 (8.6% of the class)
  Comment: All such shares are held of record by LVPII (as defined in the Explanatory Note below). LCPII (as defined in the Explanatory Note below) is the general partner of LVPII and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 41,267,511 shares of Class A Common Stock, outstanding as of March 31, 2026, as reported by the Issuer in the definitive proxy statement on Schedule 14A, filed with the United States Securities and Exchange Commission (the Commission) on April 8, 2026 (the Proxy Statement).
- Longitude Venture Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,529,245; sole dispositive power 0; shared dispositive power 3,529,245; aggregate amount beneficially owned 3,529,245 (8.6% of the class)
  Comment: All such shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 41,267,511 shares of Class A Common Stock, outstanding as of March 31, 2026, as reported by the Issuer in the Proxy Statement.
- Longitude Prime Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Longitude Prime Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Patrick G. Enright: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,529,245; sole dispositive power 0; shared dispositive power 3,529,245; aggregate amount beneficially owned 3,529,245 (8.6% of the class)
  Comment: All such shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 41,267,511 shares of Class A Common Stock, outstanding as of March 31, 2026, as reported by the Issuer in the Proxy Statement.
- Juliet Tammenoms Bakker: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,529,245; sole dispositive power 0; shared dispositive power 3,529,245; aggregate amount beneficially owned 3,529,245 (8.6% of the class)
  Comment: All such shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPII and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 41,267,511 shares of Class A Common Stock, outstanding as of March 31, 2026, as reported by the Issuer in the Proxy Statement.

## Item 1. Issuer
Name of issuer: Rapid Micro Biosystems, Inc.
Address of issuer's principal executive offices: 25 Hartwell Avenue, Lexington, MA 02421

## Item 2. Person Filing
Name of person filing:
Explanatory Note:

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13G initially filed with the Commission on February 15, 2022, as amended by Amendment No. 1 filed with the Commission on February 14, 2023 (the "Original Schedule 13G") and is being filed by Longitude Capital Partners II, LLC ("LCPII"), Longitude Venture Partners II, L.P. ("LVPII"), Longitude Prime Partners, LLC ("LPP") and Longitude Prime Fund, L.P. ("LPF" and together with LCPII, LVPII and LPP, the "Reporting Entities") and Patrick G. Enright and Juliet Tammenoms Bakker (together, the "Reporting Individuals"). The Reporting Entities and the Reporting Individuals are collectively referred to as the "Reporting Persons." The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is filed as Exhibit 1 to the Original Schedule 13G. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13G.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.
Citizenship: Each of LCPII and LPP is a limited liability company organized under the laws of the State of Delaware. Each of LVPII and LPF is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding footnotes. Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Class A Common Stock, except for the shares, if any, such Reporting Person holds of record.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding footnotes. Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Class A Common Stock, except for the shares, if any, such Reporting Person holds of record.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding footnotes. Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Class A Common Stock, except for the shares, if any, such Reporting Person holds of record.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding footnotes. Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Class A Common Stock, except for the shares, if any, such Reporting Person holds of record.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding footnotes. Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Class A Common Stock, except for the shares, if any, such Reporting Person holds of record.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding footnotes. Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Class A Common Stock, except for the shares, if any, such Reporting Person holds of record.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of each of LVPII and LPF and the limited liability company agreement of each of LCPII and LPP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Longitude Capital Partners II, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (05/15/2026)
- Longitude Venture Partners II, L.P.: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (05/15/2026)
- Longitude Prime Partners, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (05/15/2026)
- Longitude Prime Fund, L.P.: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (05/15/2026)
- Patrick G. Enright: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright (05/15/2026)
- Juliet Tammenoms Bakker: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker (05/15/2026)